# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vnet Group Inc, CIK 0001508475
CUSIP: 90138A103
Title of class of securities: Depositary Receipts
Address of issuer's principal executive offices: Jiuxianqiao East Road Chaoyang District, Chaoyang District, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001374170-25-000077
Filed by CIK 0001374170

## Reporting persons
- Norges Bank: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Norway (Q8); sole voting power 63,904,104; shared voting power 0; sole dispositive power 17,268,570; shared dispositive power 46,635,534; aggregate amount beneficially owned 63,904,104 (4% of the class)

## Item 1. Issuer
Name of issuer: Vnet Group Inc
Address of issuer's principal executive offices: Guanjie Building Southeast 1st Floor 10# Jiuxianqiao East Road Chaoyang District Beijing 100016 The People's Republic of China

## Item 2. Person Filing
Name of person filing: Norges Bank
Address of principal business office or, if none, residence: Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: investment adviser

## Item 4. Ownership
Amount beneficially owned: 63,904,104
Percent of class: 4.0
Sole power to vote or to direct the vote: 63,904,104
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,268,570
Shared power to dispose or to direct the disposition: 46,635,534

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein are invested on behalf of the Government of Norway.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Norges Bank: Aya Sobhy, Business and Regulatory Compliance (10/28/2025)